UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

ANNUAL GENERAL MEETING

MeaTech 3D Ltd. (the “Company”) announces that it will hold an Annual General Meeting of Shareholders (the “Meeting”) at its executive offices at 5 David Fikes St., Rehovot, Israel 7632805 on Monday, July 18, 2022 at 4:00 p.m. Israel time (9:00 a.m. EDT). The Company is distributing a proxy statement (which includes the full version of the proposed resolutions) and proxy cards to all shareholders of record. A notice with additional information about the Meeting and proxy statement which includes the full version of the proposed resolutions is attached hereto as Exhibit 99.1, and proxy cards for holders of American Depositary Shares and ordinary shares are attached hereto respectively as Exhibits 99.2 and 99.3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: June 13, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement dated June 13, 2022

99.2	A Proxy Card, by means of which holders of American Depositary Shares, evidenced by American Depositary Receipts, of the Company may vote at the meeting without attending in person.

99.3	A Proxy Card, by means of which holders of ordinary shares of the Company may vote at the meeting without attending in person.